UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 7, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 6 February 2014 entitled ‘Interim management statement for the quarter ended 31 December 2013’

Interim management statement for the quarter ended 31 December 2013

6 February 2014

Highlights1

•            Q3 Group organic service revenue declined 4.8%*; Europe down 9.6%*; AMAP up 5.5%*

•            Strong emerging market service revenue growth: India 13.2%*, Turkey 3.9%*, Vodacom 3.5%*

•            Conditions in Europe remain challenging; organic service revenue: UK -5.1%*, Germany -7.9%*, Spain -14.1%*, Italy -16.6%*

•            9.8 million customers now on Vodafone Red: well on target to achieve 11-12 million customers by March 2014

•            4G available in 13 countries, data usage double that of 3G plans, around 2 million 4G Red customers in Europe

•            Project Spring under way and on track

•            Unified communications: Portugal fibre build on track; Spain commercial launch in April

•            Acquisition of 76.6% of Kabel Deutschland (‘KDG’), domination agreement process on-going

•            US$130bn sale of US Group, including its interest in Verizon Wireless, expected to complete 21 February 2014

•            Net debt including joint ventures increased to £31.5 billion after the acquisition of 76.6% of KDG

•            Full year guidance confirmed2: adjusted operating profit around £5.0 billion; free cash flow £4.5 – £5.0 billion

	Quarter ended	Change
	31 December 2013	Reported	Organic
	£m	%	%
Management basis[1,3]

Group revenue	10,977	(3.6)	(4.3)

Group service revenue	9,856	(3.3)	(4.8)
Europe	6,523	(2.7)	(9.6)
Africa, Middle East and Asia Pacific (‘AMAP’)	3,221	(6.1)	5.5

Capital expenditure	1,808	20.7

Free cash flow	1,031	(14.2)

Statutory basis[4]

Group revenue	9,587	(1.5)	(2.9)

Group service revenue	8,712	(1.7)	(3.1)

Vittorio Colao, Chief Executive, commented:

“Our emerging market businesses are growing strongly, supported by consistent execution and accelerating demand for data. In Europe, conditions are still difficult, and we continue to mitigate these challenges through on-going improvements to our operating model and cost efficiency. In addition, the shift to 4G is gaining momentum and we have seen improving mobile customer net addition trends. We are therefore optimistic that our revenue performance will begin to improve as regulatory headwinds ease and customer appetite for video and content services increases.

“During the quarter we have made further progress in executing our long-term strategy. Project Spring, our £7 billion organic investment programme, will accelerate our plans to establish stronger network and service differentiation for our customers, with the first elements of the programme already initiated. After the imminent completion of the Verizon Wireless transaction, we will be very attractively positioned, with a strong balance sheet, improved dividend cover and the financial and strategic flexibility to make further investments in the business or returns to shareholders in the future.”

OPERATING REVIEW

Group overview1

Group revenue for the quarter declined 3.6% to £11.0 billion, including a 2.1 percentage point impact from adverse foreign exchange movements and a 2.8 percentage point positive impact from M&A and other activity. On an organic basis, Group service revenue decreased 4.8%* or 2.4%* excluding the impact of mobile termination rate (‘MTR’) cuts. Emerging markets continued to generate strong organic growth supported by rapidly increasing mobile internet users and data usage. The environment in Europe remains challenging and we have continued to experience intense macroeconomic, regulatory and competitive pressures in the quarter.

Our new organisational reporting structure is now effective, with Northern and Central Europe and Southern Europe merged into one Europe region. Vodafone Turkey is now reported within the AMAP region.

In Europe organic service revenue fell 9.6%* in the quarter, or 7.0%* excluding the impact of MTR cuts. Performance across the region remained under pressure mainly due to continued price competition. In Germany service revenue declined 7.9%*, reflecting strong price competition in both consumer and enterprise. However, increased customer investment in the quarter resulted in improved customer additions. UK service revenue declined 5.1%* due to price competition, particularly in prepaid and enterprise. Good progress has been made on 4G, with over 370,000 customers on 4G plans since launch in August. In Italy, service revenue declined 16.6%* driven by further macroeconomic weakness and aggressive price competition. Price competition in the prepaid market became less intense following the conclusion of the summer promotional period. Spanish service revenue fell 14.1%*, an improvement from the previous quarter, driven by increased contract and fixed broadband net additions, supported by our convergent offer.

Organic service revenue in AMAP grew 5.5%* in the quarter, with continued strong revenue growth across the majority of our markets. In India service revenue grew 13.2%* driven by a higher customer base, improved voice pricing and strong data growth.  Mobile internet users in India increased 38% in the quarter to 45.7 million and data usage continues to grow strongly with 3G usage now averaging in excess of 700MB per month. Vodacom Group service revenue grew 3.5%*, with South African service revenue growth improving to 0.6%* following a successful summer campaign. Service revenue in the Vodacom International businesses grew 15.1%*.  Vodafone Turkey continued to grow strongly at 3.9%* or 11.0%* excluding voice and SMS MTR cuts. Our joint venture in Australia reported a service revenue decline of 8.0%*. However, network performance and customer satisfaction have improved strongly in recent months. In Egypt service revenue grew 1.1%*, improving from the previous quarter’s 0.8%* decline, as customer usage trends improved following the removal of the curfews.

Free cash flow of £1.0 billion in the quarter was £0.2 billion lower year-on-year due principally to increased capital expenditure.

Net debt including joint ventures was £31.5 billion, an increase of £5.8 billion in the quarter following the acquisition of 76.6% of KDG for £7.0 billion including acquired debt. Net debt excluding joint ventures was £29.8 billion.

Capital expenditure of £1.8 billion was £0.3 billion higher than the prior year due to the accelerated phasing of investment. Incremental investment for Project Spring of £0.5 billion is expected within the current financial year, with the cash outflow taking place in the 2015 financial year.

We have continued to make progress with our Vodafone 2015 strategy. 9.8 million customers are now on Vodafone Red plans, and we remain on track to meet our upgraded target of 11-12 million customers by March 2014. Mobile in-bundle revenue has grown 6.6% in the quarter and now represents 49% of Group mobile service revenue, and 59% in Europe. Our 4G services are now available in 13 countries and we now have around 2 million 4G Red customers in Europe. Data consumption has increased significantly, with customers using on average double the amount of a 3G plan. Group data usage grew 64% year-on-year, with Europe up 44%, and AMAP up 110%.

Our daily roaming proposition now has 10.9 million registered customers, accounting for more than 20% of consumer contract and 15% of enterprise roaming customers. We have successfully launched our fully integrated payment services, mWallet and Smartpass, in Germany and Spain and expect to rollout to the UK, Italy and the Netherlands by the end of the year.

Vodafone Global Enterprise, which serves our biggest multi-national accounts, grew 4.5%*. We won several new contracts including Premier Foods for a fully integrated communications platform. In machine-to-machine (‘M2M’) revenue grew 30%* and we continued to maintain our market leading position having been ranked number one5 again for M2M excellence. The integration of both Cable and Wireless Worldwide (‘CWW’) and TelstraClear remain ahead of our business plans.

OPERATING REVIEW

Enhancements to the network are on-going and we have already accelerated our build-out programmes in several of our markets:

•                  In India we have added over 2,000 more 3G sites and now have 33,000 sites connected with high capacity backhaul;

•                  In Germany we have upgraded over 1,000 sites with high capacity backhaul links. This combined with our on-going network improvement plan has resulted in a significant improvement in data performance; and

•                  In Turkey we have signed a national fibre agreement, providing access to an additional 7,300 kilometres of fibre, to support high capacity backhaul links to our mobile network and enhance our fixed line capability.

During the quarter, we initiated Project Spring, our £7 billion organic investment programme to accelerate and extend Vodafone 2015, and further strengthen our network and service differentiation. A centralised governance structure has been established for Project Spring to oversee procurement and progress on deployment, and negotiations with network vendors are on-going. Preferred vendors will be selected in February with contracts being awarded thereafter.

We continued to strengthen our unified communications position and completed the acquisition of 76.6% of KDG in October. KDG’s results are fully consolidated from 14 October 2013. In December, we signed a domination and profit and loss transfer agreement, which is expected to be approved at an Extraordinary General Meeting on 13 February 2014. Our commercial performance in fixed line continued to improve with stronger broadband net additions and higher customer satisfaction in the quarter.  Our organic fibre build programmes in Spain and Portugal are on-going, and planning for our fibre-to-the-cabinet project in Italy, fibre-to-the-business in South Africa and DSL expansion in Spain are now at an advanced stage.

Summary and outlook

The performance of the Group remains in line with our expectations. Consequently we remain on target to deliver adjusted operating profit of around £5 billion and free cash flow in the £4.5– £5.0 billion range, based on the pro forma guidance2 given on 2 September 2013.

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. There have been two one-off items impacting organic growth rates in the quarter. For details see note 5 on page 11.

1             All amounts and growths are calculated on a management basis, consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis.

2             Full details on this pro forma guidance are available on page 8 of the Group’s interim announcement for the six months ended 30 September 2013.

3             The Group revised its segment structure on 1 October 2013. For details see “Change in segments” on page 7.

4             The statutory basis includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, using the equity accounting basis rather than on a proportionate consolidation basis.

5             Analysys Mason 2013 M2M Scorecard

OPERATING REVIEW

Europe1

Revenue declined 2.7%, including a 2.7 percentage point favourable impact from foreign exchange rate movements and a 4.2 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined 9.6%*, driven by challenging macroeconomic conditions in many markets, increased competition and the impact of MTR cuts, partially offset by continued growth of mobile in-bundle revenue.

Revenue

	Quarter ended
	31 December		Change
	2013	2012	Reported	Organic
	£m	£m	%	%
Germany	2,049	1,806	13.5	(7.9)
Italy	918	1,059	(13.3)	(16.6)
UK	1,518	1,201	26.4	(5.1)
Spain	788	887	(11.2)	(14.1)
Other Europe	1,259	1,792	(29.7)	(7.1)
Eliminations	(9)	(44)

Service revenue	6,523	6,701	(2.7)	(9.6)
Revenue	7,102	7,330	(3.1)	(10.1)

Germany

Service revenue decreased 7.9%*, driven by intense price competition in both the consumer and enterprise segments and an MTR cut effective from December 2012. The total customer base continued to grow during the quarter with 292,000 net additions, driven by increased customer investment, stable contract churn and the continued success of Vodafone Red plans which had 2.4 million customers at 31 December 2013. Mobile in-bundle revenue increased 1.7%* as a result of growth in integrated Vodafone Red offers. This was more than offset by a repricing of the base to respond to price competition, particularly in the low end of the market. The rollout of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 67% at 31 December 2013, which combined with our on-going network improvement plan has resulted in a significant improvement in data performance.

Following the acquisition of KDG on 14 October 2013, KDG contributed £324 million to service revenue in Germany.

Italy

Service revenue declined 16.6%* driven by a challenging macroeconomic and competitive environment, leading to intense price competition, as well as the negative impact of MTR cuts effective from January and July 2013. During the quarter, the prepaid market showed signs of price stabilisation following the end of summer promotions, yet the negative price impact on the base remains. Mobile in-bundle revenue grew 10.6%* driven by the take-up of integrated prepaid plans. Vodafone Red, which had 1.4 million customers2 at 31 December 2013, continues to penetrate further into the contract base and has had a positive impact on consumer contract and enterprise churn. The rollout of 4G services continued, with overall outdoor population coverage of 18% at 31 December 2013.

Fixed line revenue grew 1.8%* with broadband revenue growth remaining strong and 28,000 net broadband customer additions2 during the quarter. Vodafone Italy now offers fibre services in 37 cities.

UK

Service revenue decreased 5.1%* principally driven by continued intense price competition and MTR cuts. The contract base grew by 191,000 customers supported by stable churn and strong take-up of Vodafone Red plans, with 2.3 million customers at 31 December 2013. Mobile in-bundle revenue declined 0.2%*, driven by prepaid, as pricing pressures offset the positive impact of contract customer growth and greater penetration of Vodafone Red plans into the customer base. The rollout of 4G services continued following the launch in August 2013, with services now available in 13 cities, with over 370,000 customers using these services at 31 December 2013.

The integration of the UK portion of CWW continues to progress across both technical and customer facing functions, helping to achieve fully integrated account management and to begin to win contracts through cross-selling.

OPERATING REVIEW

Spain

Service revenue declined 14.1%* driven by continued macroeconomic weakness, intense price competition in a converged market and the impact of an MTR cut effective July 2013. During the quarter the contract customer base began to stabilise, as a result of a stronger commercial performance and lower customer churn from an improved customer experience. Vodafone Red plans continue to perform well, with nearly one million customers at 31 December 2013. 4G services are now available in 19 cities.

Fixed line revenue grew 5.7%* as continued take-up of converged services led to growth in the customer base, with 57,000 new customers added in the quarter.

Other Europe

Service revenue declined 7.1%* as growth in Romania, Hungary and Malta was offset by declines in the rest of Other Europe. Macroeconomic weakness, price competition and MTR cuts resulted in service revenue declines of 6.6%*, 5.2%* and 13.4%* in Netherlands, Portugal and Greece respectively.

In the Netherlands, mobile in-bundle revenue increased 4.3%* driven by the success of Vodafone Red plans. In Portugal, the broadband customer base and fixed line revenues continued to grow as the fibre rollout gained momentum, whilst in Greece the customer base grew as a result of successful customer base management.

Notes:
1	Includes Vodafone Italy, the Group’s joint venture in Europe, on a proportionate consolidation basis.
2	Customers in Italy are shown on a 100% ownership basis.

OPERATING REVIEW

AMAP1

Revenue declined 6.0% including a 12.5 percentage point impact from adverse foreign exchange rate movements, particularly with regard to the Indian rupee, the South African rand, the Turkish lira and and the Australian dollar.

On an organic basis service revenue grew 5.5%* driven by a higher customer base, increased customer usage and successful pricing strategies, partially offset by the impact of MTR reductions, regulatory pressures and weak macroeconomic conditions. Growth was led by strong performances in India, Qatar, Turkey and Ghana, and a robust performance in Vodacom.

Revenue

	Quarter ended
	31 December		Change
	2013	2012	Reported	Organic
	£m	£m	%	%
India	937	956	(2.0)	13.2
Vodacom	987	1,094	(9.8)	3.5
Other AMAP	1,297	1,381	(6.1)	1.9

Service revenue	3,221	3,431	(6.1)	5.5
Revenue	3,717	3,955	(6.0)	7.5

India

Service revenue increased 13.2%* driven by continued customer growth, higher voice usage, improved voice pricing and increased data usage. Mobile customers increased by 4.9 million during the quarter giving a closing customer base of 160.4 million at 31 December 2013, up 8.8% on last year.

Data usage grew 117%, primarily due to a 38% increase in mobile internet users and a 65% increase in usage per customer. At 31 December 2013 active data customers totalled 45.7 million, including 5.2 million 3G subscribers.

Vodacom

Service revenue grew 3.5%* driven by growth in Vodacom’s mobile operations outside South Africa. In South Africa, organic service revenue increased 0.6% as strong growth in data revenues of 31%, driven by higher smartphone penetration and the strong demand for prepaid bundles following a successful summer campaign, was partly offset by the 2.8* percentage point adverse impact of an MTR cut effective from March 2013. Mobile in-bundle revenue increased 9.7%* driven by the on-going take-up of integrated price plans.

Vodacom’s mobile operations outside South Africa, excluding Vodacom Business Africa, delivered service revenue growth of 15.1%* driven by a higher customer base.

Other AMAP

Service revenue increased 1.9%*, with growth in Turkey, Qatar, Egypt and Ghana being partly offset by declines in New Zealand and Australia.

Service revenue growth in Turkey was 3.9% after a 7.1 percentage point negative impact from voice and SMS MTR cuts effective from 1 July 2013. Mobile in-bundle revenue grew 24.1% driven by higher smartphone penetration, the success of Vodafone Red plans and continued growth in enterprise. In Egypt service revenue increased 1.1%* following the removal of the curfews. Service revenue growth in Qatar was driven by strong net customer additions and the success of targeted commericial offers. In Ghana service revenue grew 17.9%* driven by an increase in customers, higher usage and out-of-bundle pricing.

Our joint venture in Australia experienced a service revenue decline of 8.0%*, similar to the last two quarters. The turnaround remains on track, with improved levels of network performance, net promoter scores and customer base management.

Notes:
1	Includes Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers in India, the Group’s joint ventures in AMAP, on a proportionate consolidation basis.

OPERATING REVIEW

Other transactions and developments

Special distribution

On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US Group whose principal asset is its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£79 billion) (‘VZW Transaction’).

The consideration1 (subject to certain adjustments) comprises:

•                  US$58.9 billion (£35.9 billion) in cash;

•                  US$60.2 billion (£36.7 billion) in Verizon shares2;

•                  US$5.0 billion (£3.1 billion) in the form of Verizon loan notes;

•                  US$3.5 billion (£2.1 billion) in the form of Verizon’s 23% minority interest in Vodafone Italy; and

•                  US$2.5 billion (£1.5 billion) through the assumption by Verizon of Vodafone net liabilities relating to the US Group.

Notes:
1

The consideration is payable in US dollars and, as such, the sterling equivalent will be subject to movements in the US dollar / sterling foreign exchange rate. On 6 December 2013, being the last practicable date prior to publication of the circular to shareholders, the exchange rate was £1: US$1.64 and the conversion to sterling at that rate is set out for convenience.

2	Assuming the Verizon share price is within the range of US$47–51 per share.

On 28 January 2014, Vodafone shareholders approved the transactions and the Return of Value (as defined below) and Verizon shareholders approved the issue of Verizon shares for the purposes of the VZW Transaction. All necessary shareholder and regulatory approvals have now been received. Therefore, subject to Court approval and the satisfaction of certain conditions, the VZW Transaction is expected to complete on 21 February 2014. Following completion, Vodafone shareholders are expected to receive all of the Verizon shares and US$23.9 billion of cash (the ‘Return of Value’) totalling US$84 billion (£51.2 billion) on the basis set out above.

Subject to certain conditions, it is intended that the Return of Value will be carried out in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provides shareholders (other than shareholders in the US and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return.

Under the Scheme, Vodafone shareholders will be issued unlisted, non-voting bonus shares, which will shortly thereafter either be cancelled in consideration of the relevant amount of Verizon shares and cash or the holders will receive the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws. It is intended that there will be no difference in the amount of Verizon shares and cash distributed to Vodafone shareholders as a result of their election.

The Scheme will also provide for a share consolidation, pursuant to which the existing ordinary shares will be consolidated into a lower number of new ordinary shares. The share consolidation is intended to result in the share price of a new ordinary share being, so far as practicable and subject to normal market movements, equal to the price of an existing ordinary share and, consequently to maintain broad comparability of its share price before and after the Return of Value.

Change in segments

On 1 August 2013 Vodafone announced changes to its organisational structure, designed to ensure a more efficient and effective delivery of its Vodafone 2015 priorities. Effective from 1 October 2013 Vodafone merged its Northern and Central Europe and Southern Europe regions into one Europe region and moved its Turkish operating company into the AMAP region given its emerging market characteristics.  Current period results are reported under this new organisational structure and comparative periods have been restated accordingly.

Kabel Deutschland Holding AG (‘KDG’)

On 30 July 2013 Vodafone launched a voluntary public takeover offer for the entire share capital of KDG and on 13 September 2013 announced that the 75% minimum acceptance condition had been met. The transaction completed on 14 October 2013 with Vodafone acquiring 76.57% of the share capital of KDG for cash consideration of £4.9 billion. In addition Vodafone acquired net debt of £2.1billion as part of the acquisition.

In December, KDG and Vodafone Vierte Verwaltungs AG, a wholly owned subsidiary of Vodafone Group Plc, signed a domination and profit and loss transfer agreement, which is expected to be approved at an Extraordinary General Meeting of KDG on 13 February 2014.

OPERATING REVIEW

India minorities

During the quarter, CGP India Investments Limited, an indirect wholly owned Mauritian subsidiary of Vodafone Group Plc, proposed to acquire the entire indirect interest held by Analjit Singh and Neelu Analjit Singh in Vodafone India Limited (“VIL”), through their 51% shareholding in share capital of Scorpios Beverages Private Limited (a company incorporated in India). In addition, Prime Metals Limited, an indirect wholly owned Mauritian subsidiary of Vodafone Group Plc, proposes to acquire 10.97% of the shares of VIL from Piramal Enterprises Limited.

Both acquisitions are subject to approval by the Foreign Investment Promotion Board of the Government of India. The total consideration for these two transactions is approximately US$1.6 billion. In the event that the acquisitions referred to above are completed, Vodafone Group Plc will indirectly own 100% of the share capital of VIL.

India tax

Details on this matter are available under “Legal proceedings” on pages 122 and 123 of the Group’s annual report for the year ended 31 March 2013.

The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 30 September 2013 or at previous reporting dates.

Telecom Egypt arbitration

The delayed arbitration hearing took place between 26 October and 7 November 2013. Final submissions will be submitted by all parties by the end of March 2014 with the result expected to be received in the second half of 2014.

Additional details on this matter are available under “Legal proceedings” on page 122 of the Group’s annual report for the year ended 31 March 2013.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 December1, 2

		Group		Europe		AMAP
	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	3,996	3,764	3,023	2,883	910	883
Mobile out-of-bundle	3,020	3,579	1,416	1,820	1,600	1,759
Mobile incoming	790	1,030	375	524	415	505
Fixed line	1,649	1,314	1,438	1,177	164	139
Other	401	506	271	297	132	145
Service revenue	9,856	10,193	6,523	6,701	3,221	3,431

	% change

		Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic
Mobile in-bundle	6.2	6.6	4.9	1.8	3.1	16.8
Mobile out-of-bundle	(15.6)	(11.8)	(22.2)	(24.6)	(9.0)	3.5
Mobile incoming	(23.3)	(19.5)	(28.4)	(30.4)	(17.8)	(6.2)
Fixed line	25.5	(1.1)	22.2	(2.2)	18.0	4.0
Other	(20.8)	(19.5)	(8.8)	(10.8)	(9.0)	2.5
Service revenue	(3.3)	(4.8)	(2.7)	(9.6)	(6.1)	5.5

		Germany		Italy		UK		Spain		India		Vodacom
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mobile in-bundle	912	863	379	330	628	629	473	465	153	138	258	265
Mobile out-of-bundle	252	316	298	474	322	350	166	231	592	609	571	638
Mobile incoming	73	100	64	84	95	128	28	65	162	172	86	116
Fixed line	732	426	140	132	396	11	82	76	7	4	-	-
Other	80	101	37	39	77	83	39	50	23	33	72	75
Service revenue	2,049	1,806	918	1,059	1,518	1,201	788	887	937	956	987	1,094

	% change
		Germany		Italy		UK		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic
Service revenue	13.5	(7.9)	(13.3)	(16.6)	26.4	(5.1)	(11.2)	(14.1)	(2.0)	13.2	(9.8)	3.5

Notes:

1             The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

2             All amounts shown are calculated on a management basis, consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis. Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated accordingly.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 31 December 20131

(in thousands)
Country	1 October 2013	Net additions/ (disconnections)	Other movements	31 December 2013	Prepaid[2]

Europe
Germany	31,961	292	-	32,253	52.3%
Italy	22,152	(277)	-	21,875	81.3%
UK	19,469	(101)	-	19,368	40.5%
Spain	13,964	(312)	-	13,652	30.3%
	87,546	(398)	-	87,148	55.5%

Other Europe
Netherlands	5,297	(18)	-	5,279	29.4%
Ireland	2,140	9	-	2,149	59.2%
Portugal	5,896	(122)	-	5,774	80.7%
Romania	8,183	132	-	8,315	59.9%
Greece	4,788	88	-	4,876	68.0%
Czech Republic	3,301	(24)	-	3,277	41.0%
Hungary	2,618	(20)	-	2,598	47.6%
Albania	2,240	-	-	2,240	95.2%
Malta	352	6	-	358	85.2%
	34,815	51	-	34,866	59.7%
Europe	122,361	(347)	-	122,014	56.6%

AMAP
India	155,543	4,865	-	160,408	93.7%
Vodacom[3]	60,471	2,632	-	63,103	92.0%
	216,014	7,497	-	223,511	93.2%

Other AMAP
Turkey	19,602	65	-	19,667	63.1%
Australia	2,515	(11)	-	2,504	38.4%
Egypt	41,302	389	-	41,691	89.6%
New Zealand	2,299	16	-	2,315	64.3%
Qatar	1,188	85	-	1,273	90.4%
Ghana	5,823	226	-	6,049	99.6%
Fiji	352	28	-	380	94.7%
	73,081	798	-	73,879	79.6%
AMAP	289,095	8,295	-	297,390	89.7%

Group	411,456	7,948	-	419,404	79.8%

Notes:

1             Mobile customers shown on a management basis representing subsidiaries on a 100% basis and Vodafone Italy, Vodafone Hutchison Australia and Vodafone Fiji, the Group’s joint ventures, on a proportionate consolidation basis.

2             Prepaid customer percentages are calculated on a venture basis. At 31 December 2013 there were 428.9 million venture customers.

3             Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Speech Mark, Vodacom, Vodafone Smart Pass, Vodafone One Net, and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        Unless otherwise indicated, all amounts and growths are calculated on a management basis, consistent with how the business is managed and operated, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers on a proportionate basis. The statutory basis includes the results of these joint ventures using the equity accounting basis rather than on a proportionate consolidation basis.

3.        All growth rates reflect a comparison to the quarter ended 31 December 2012 unless otherwise stated.

4.        References to “the quarter” are to the quarter ended 31 December 2013 unless otherwise stated. References to the “previous quarter” are to the quarter ended 30 September 2013 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2014 and references to the “prior financial year” are to the financial year ended 31 March 2013 unless otherwise stated.

5.        All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. From 1 April 2013 the Group revised its intra-group roaming charges. These changes have had an impact on reported service revenue for the Group and by country and regionally since 1 April 2013. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Group, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations.

6.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

7.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’ in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania).

8.        Quarterly historical information including service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Definitions of terms

Term	Definition
ARPU	Mobile in-bundle customer revenue, mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.
Mobile in-bundle revenue	Represents fees for bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence.
Mobile in-bundle revenue - Post paid	Revenue from all bundles and add-ons lasting 30 days or more.
Mobile in-bundle revenue - Prepaid	Revenue from bundles lasting seven days or more.
Out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers

For definitions of other terms please refer to pages 187 to 188 of the Group’s annual report for the year ended 31 March 2013.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement on the first page of this report and the guidance for adjusted operating profit and free cash flow for the 2014 financial year; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; statements relating to Vodafone’s on-going efficiency programme to deliver £0.3 billion of absolute reduction in European operating expenses and to Project Spring organic investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone One Net, Vodafone Red, mWallet, Smartpass and the launch of a number of additional features; expectations regarding smartphone adoption generally; expectations regarding Vodafone 2015, and the new strategic approach to consumer pricing, its plans for strengthening positions in certain market segments and geographical markets, plans for sustained investment in high speed data networks and the anticipated Group standardisation associated therewith; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, CWW and TelstraClear Limited; expectations regarding the sale of Vodafone’s US Group whose principal asset is its interest in VZW, and associated Return of Value; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2013. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2014

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	February 7, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary